Exhibit 21

As of December 31, 2022

        A table of subsidiaries of Liberty TripAdvisor Holdings, Inc. is set forth below, indicating as to each the state or jurisdiction of organization and the names under which such subsidiaries do business. Subsidiaries not included in the table are inactive or, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Entity Name	Domicile
Liberty BSI, Inc. (fka BuySeasons, Inc.)	DE
Liberty TripAdvisor, LLC	DE
Tripadvisor, Inc.	DE